Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Nascend, PBC.
710 Barrett Ave
Louisville, KY 40204
https://nascend.com/

Up to $1,199,995.32 in Non-Voting Common Stock at $12.36
Minimum Target Amount: $14,992.68

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Nascend, PBC.
Address: 710 Barrett Ave, Louisville, KY 40204
State of Incorporation: DE
Date Incorporated: September 18, 2016

Terms:

Equity

Offering Minimum: $14,992.68 | 1,213 shares of Non-Voting Common Stock
Offering Maximum: $1,199,995.32 | 97,087 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $12.36
Minimum Investment Amount (per investor): $247.20

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Loyalty bonus:

Friends of NASCEND will receive an additional 10% bonus shares

Time-Based Perks

First Investors - Invest within the first 72 hours and receive 15% bonus shares

Early Investors Week 1- Invest within the first week and receive 10% bonus shares

Early Investors Week 2 - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Premier Tier Perk — Invest $500+ and receive 3% bonus shares

Elite Tier Perk — Invest $1,000+ and receive 5% bonus shares

Diamond Tier Perk — Invest $5,000+ and receive 7% bonus shares

Platinum Tier Perk — Invest $10,000+ and receive 10% bonus shares

Envoy Tier Perk — Invest $50,000+ and receive 15% bonus shares + an invitation to join our board of advisors

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

NASCEND, PBC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $12.36 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $1,236. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and NASCEND'S Friends Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

NASCEND is an innovative clinical solution, education and certification company, enhanced by technology, that is dedicated to transforming the quality of care and medical outcomes of opioid-exposed infants (OEI).

We train and certify hospitals and individual providers who provide care for women and infants affected by maternal substance use disorder (SUD). Through nurse driven, infant focused, and comfort first care modalities combined with integrated apps for assessment, treatment, and advanced comfort we standardize and improve care for any nursery or NICU.

From pregnancy to pediatrics, our Continuum of Care, is a multidisciplinary, comprehensive, scalable, and innovative solution with measurable improved outcomes that realign care with critical cost savings and NICU revenue.

NASCEND is also a Certified B-Corp that balances purpose and profit. We consider the impact of our decisions on our staff, partners, customers, suppliers, community, and the environment. We are part of a community of leaders, driving a global movement of people using business as a force for good.

Nascend PBC was incorporated on March 4, 2022 in the state of Delaware. On October 19, 2022, the company merged with Nascend LLC, the company which was organized on September 18, 2016 in the state of Kentucky. The surviving company is Nascend PBC.

Competitors and Industry

NASCEND is unique in our healthcare space. To our knowledge there are no competing companies, but there are other resources that provide limited education; on-line, recorded, self-directed modules; or a manual assessment approach. NASCEND's difference is our Continuum of Care with integrated apps, covering from pregnancy to pediatrics, with a certification for hospitals and providers. NASCENDs NAS Certification Program (NNCP) is a comprehensive, multidisciplinary, live, hands on certification that provides all the needed resources and tools for successful implementation and guaranteed outcomes including an app based music program for providers and parents (NASCEND Lullaby) and the only app based assessment AND treatment tool for infants (AssessPro).

ESC (Eat, Sleep, Console) is a competing infant assessment tool, however it is manual, paper driven and does not solve some of the known problems of Finnegan, the current standard, such as subjective assessment, need for inter-rater reliability, and lack of standardized treatment guidelines.

The Vermont Oxford Network (VON) has made available an on-line, pre-recorded series of educational modules which provide didactic information, but fall short in providing resources, tools and guidance to implement the information into a hospital wide program.

Our program includes in-person, hands-on guidance to establish infrastructure, program integration and core team development to ensure success. Our live, virtual and on-demand training is paired with guidelines, order sets, staff & parent educational handouts, guided notes, PocketCards and expert access throughout the certification with on-going support and outcomes monitoring for the life of the certification. AssessPro provides real time recommendations with a comfort first algorithm, that reduces need to treat, decreases length of treatment, reduces overall length of stay, and decreases cost of care. AssessPro eliminates user bias, subjectivity and the need for inter-rater reliability.

Current Stage and Roadmap

NASCEND has several products in market/sales. Several (see prior descriptions) of these products are updating/expanding over the next 12-24 months.

1. NASCEND NAS Certification Program (NNCP) launched 2020

- 2021 First hosptial completed NNCP

- 2022 18 month outcomes from first certified hospital better than predicted

- NNCP Reimagined (2.0) in 2021-2022

- The second hospital completed NNCP Q1 this year

- The first multi-site hospital system for NNCP was on-boarded February 2023

- New market revenue for NNCP with Level 1/2 NICU's strategy plan to scale this year

- Opioid abatement funding strategy for hospitals seeking the NNCP launched 2022. 1st hospital system in process for $560K.

2. NASCEND AssessPro app (Limited to NNCP use at this time)

- NASCEND Assess (1.0 iOS app) launched 2018

- NASCEND AssessPro (2.0 iOs app) launched 2019

- NASCEND AssessPro (2.0 iOS app now to 3.0 web-based) started multisite clinical trial for validation and useability April 2023 for 18 -24 months

- NASCEND AssessPro (3.0 web based app) is in development to convert from iOS to web-based app and planned Launch Q4 this year. No additional validation needed

- NASCEND AssessPro (4.0 EMR integration) to start development 2024

- Standalone sales/distribution to begin with 3.0/4.0 after clinical trial complete

3. NASCEND Music app

- NASCEND Music app 1.0 launched 2018

- NASCEND Lullaby integrating karaoke, create your own lullaby and education/tips/resources in development to launch July 2023.

- Scaling to new market (general public, boutique item) Q4 2023

4. NASCEND Learn On-Line, On-Demand

- LEARN 1.0 launched 2020

- Third party credentialed 2021

- LEARN 2.0 in development. Planned Launch Q1 2024

- Market & Sales strategy under review for new plan Q3 2023

5. NASCEND Live Training (Engage, Focus, Essential)

- Essential full day training launched 11/2017. Program updated annually.

- Engage 1 hour training with major national partner launched 2018. Offerings expanded from 2 programs to now 5 programs.

- Focus ½ day training new program launched May 2023

6. NASCEND Pocket Cards

- Released 1.0 2018

- Released 2.0 2020

- 3.0 update and expansion of set in development, planned release Q3 2024

7. NASCEND ERP & Data Lake

- Discovery phase started February 2023

- 14 month timeline. Plan to release components/functions in phases to support scaling/implementing/marketing NNCP

The Team

Officers and Directors

Name: Kathryn Dawn Forbes, MD

Kathryn Dawn Forbes, MD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder & Sole Director
  Dates of Service: September, 2016 - Present
  Responsibilities: As CEO I oversee day to day operations of NASCEND and serve as visionary for the company. I am a professional expert speaker on behalf of the company; lead trainer and I support product/technology development. Deferred compensation of $400,000 per year based on milestones with share options when deferment not received.

Other business experience in the past three years:

- **Employer:** Norton Children's Neonatology
  Title: Neonatologist (MD)
  Dates of Service: November, 2008 - December, 2022
  Responsibilities: Physician providing care for sick and premature newborns in the neonatal intensive care unit (NICU)

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Nascend PBC (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $1,200,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low they have been rising, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services and products are variants on one type of service/product, providing a platform for training and certification of healthcare systems and providers. Our revenues are therefore dependent upon the market for training and certification.

Minority Holder; Securities with No Voting Rights
The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out and the preferred shareholders have received the amounts on which they have a preference.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies'

businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history
The Company has a limited operating history beyond our development phase with few customers upon which to evaluate its performance, and has not generated sustained profits. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and products. The Company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. If you are investing in this Company, it's because you think that Nascend PBC, a Certified B-Corporation is a good idea, that the team will be able to successfully market, and sell the products and services, that we can price them right and sell them to enough people so that the Company will succeed. Further, the Company will only be able to pay dividends on any shares once its directors determine that it is financially able to do so. Nascend has incurred a net loss and has had limited revenues generated since inception. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, algorithms, and trade secrets may not be fully registered with the proper authorities. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company before and after the approvals are finalized.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on us could harm our reputation and materially negatively impact our financial condition and business.

Indemnification of the officers and directors of the Company under its governing documents may limit rights of shareholders of the Company against the officers and directors.

Under certain circumstances, officers and directors of the Company are entitled to be indemnified for liability or loss incurred in the course of its performance of duties as officers or directors. Shareholders may have a more limited right of action against officers and directors than would otherwise be the case.

No distributions/dividends to Members are expected in the near future.

The Company has not made any distributions or declared any dividends, and has no present plans to do so. In the foreseeable future, the capital requirements for operations and expenses of the Company will likely consume any operating profits and available cash. There is no guarantee that the Company will make distributions or pay dividends in the future or ever.

Holders of our Preferred Stock are entitled to potentially significant liquidation preferences over holders of our Common Stock if we are liquidated, including upon a sale of our Company.

Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock being offered in this offering. In the event of any voluntary or involuntary liquidation, dissolution, winding up or Deemed Liquidation Event of the Corporation, the holder of each Series 1 Preferred Share then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of any Common Stock. If a liquidation event, including a sale of our Company, were to occur that resulted in a distribution of less than approximately $500,000, the holders of our Series 1 Preferred Stock could be entitled to all cash distributions.

Holders of our Preferred Stock are entitled to potentially significant dividend preferences over holders of our Common Stock if any dividends are paid by the Company.

Holders of our outstanding Preferred Stock have dividend preferences over holders of Common Stock being offered in this offering. In the event the Company pays any dividends, the holder of each Series 1 Preferred Share then outstanding shall be entitled to be paid out of the funds of the Company available for dividends to its stockholders, before any payment will be made to the holders of any Common Stock.

Public Benefit Corporation.

NASCEND, PBC. has incorporated as a Public Benefit Corporation instead of a traditional "C-Corp" or "501(c)(3)." One of the most significant differences offered by a Benefit Corporation's legal mandate is that the directors and officers must factor in creating a positive benefit to the community and company purpose along with shareholder interests when making decisions. By being required to consider the Company's social mission, the directors and officers may make decisions that are not completely and fully focused on strictly financial returns. As such, an investor in the company must acknowledge and agree that the Company's social mission constitutes as benefit to the investor, albeit not a completely financial one.

The Company may undergo a future change that could affect your investment
The Company may undergo a change to its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may negatively impact your investment. Additionally, the Company may alter its corporate structure in accordance with applicable laws through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dawn Forbes	156,180	Common Stock	66.57%
Dawn Forbes	156,180	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Non-Voting Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 97,087 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 9,642,101 with a total of 234,609 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. Subject to the rights of any holders of any shares of Preferred Stock, the holders of the Common Stock and Non-Voting Common Stock shall be entitled to the payment of dividends, when as declared by the Board of Directors of the Corporation, out of any funds legally available and to receive other distributions in cash, stock or property from the Corporation.

Liquidation. Upon a Deemed Liquidation Event, whether voluntary or involuntary, and after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights of any holder of the Preferred Stock, having preference over or to the right to participate with the Common Stock with respect to the distribution of assets of the Corporation upon such event, the holders of Common Stock and Non-Voting Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

See Exhibit F for additional information regarding the material rights of these securities.

Right of First Refusal

Common Shares and Series 1 Preferred shares are subject to certain restrictions on transfer and the Company has a right of first refusal with respect to these shares as outlined in the company bylaws. This does not apply to shares of Non-Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 120,134 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Dividends. Subject to the rights of any holders of any shares of Preferred Stock, the holders of the Common Stock and Non-Voting Common Stock shall be entitled to the payment of dividends, when as declared by the Board of Directors of the Corporation, out of any funds legally available and to receive other distributions in cash, stock or property from the Corporation.

Liquidation. Upon a Deemed Liquidation Event, whether voluntary or involuntary, and after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights of any holder of the Preferred Stock, having preference over or to the right to participate with the Common Stock with respect to the distribution of assets of the Corporation upon such event, the holders of Common Stock and Non-Voting Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

See Exhibit F for additional information regarding the material rights of these securities.

Preferred Stock

The amount of security authorized is 237,765 with a total of 234,609 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends and Preference. The holders of the Series 1 Preferred shall be entitled to receive dividends at the rate of five percent per annum.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holder of each Series 1 available for distribution to its stockholders, and/or our of the consideration payable to stockholders in the event of a Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock.

See Exhibit F for additional information regarding the material rights of these securities.

Right of First Refusal

Common Shares and Series 1 Preferred shares are subject to certain restrictions on transfer and the Company has a right of first refusal with respect to these shares as outlined in the company bylaws. This does not apply to shares of Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $144,880.00
  Number of Securities Sold: 74,564
  Use of proceeds: Product expansion/development/credentialing: NASCEND Certification Program, NASCEND AssessPro, NASCEND Lullaby, NASCEND Learn, NASCEND Data warehouse/ERP
  Date: June 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2022 was $83,183 compared to $145,784 in fiscal year 2021. As we developed our certification program and technology to bring to market, our main revenue generating product has been our national education events, primarily with a national client since 2016. In 2020 we successfully moved from live to virtual events to continue generating revenue. As healthcare organizations slowly transitioned back to live events in 2022, virtual events essentially stopped for the first 5 months of 2022 delaying revenue till July.

Revenue for fiscal year 2021 included:
- Payments from our first and second Hospital Certification Program ($44,296)
- Virtual education events with our national client ($74,000)
- Our proprietary products, learning management system and pocket cards ($10,209)
- A one-time SBA grant payment ($13,000)

Revenue for fiscal year 2022 included:
- Payments from our second Hospital Certification Program ($11,436)
- In person education events with our national client ($67,700)
- Our proprietary products, our learning management system and pocket cards ($3,872)

Current & projected revenue for 2023 includes:
- Current ($98,799), contracted ($692,887) and projected ($809,791) revenue is $1,601,478 and includes Hospital Certification Program, completed/confirmed education events, and proprietary products.
- We have received funding to initiate our first multi-site Hospital Certification Program and are in preliminary talks with 8 additional systems

Our Hospital Certification Program (NNCP) has a long sales cycle associated both with being a new product in validation and the logistics of implementing a program in a healthcare system. Healthcare traditionally has a long sales cycle as there are numerous layers of by in required including end user (nurse), clinical decision makers (physicians, nurse managers, nurse educators), executive clinical decision makers (medical director, CMO) and lastly executive decision makers (CEO, CFO). If starting at the end user level, this can be up to 9 months. We are currently in discussion with multiple potential customers. Revenue received and contracted in 2023 has already surpassed 2021 revenue by over 500%.

<u>Cost of sales</u>

NASCENDs cost of sales are primarily indirect relating to research and development of our intellectual property and proprietary applications and in our sales cycle. The cost of distribution of our training and apps is captured in staffing and consulting expenses, with minimal costs for producing supporting training products. As our client base grows for our certification program (NNCP) and we launch our direct to customer apps and products (LULLABY, LEARN, PocketCards) our cost of sales will shift to direct costs and increase.

<u>Expenses</u>

Our expenses consist of, among other things, compensation and benefits, marketing and sales; fees for: legal/incorporation, accounting, lobbyists, grant writing, hosting and royalties for our learning management system, office space and supplies; product research, development, and clinical trial costs and loan repayment and interest expense from our long term debt (EIDL). Total expenses in 2021 were $429,642 and total expenses for 2022 were $369,202.

Expenses in 2022 decreased by $60,440 from 2021. This difference was primarily due to a decrease in product development costs of approximately $82,000 which offset the increase in compensation and benefits costs from hiring a new full time employee in Q3 of 2022.

Historical results and cash flows:

The Company is currently in the growth stage and early revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. NASCEND launched its first product in 2017 allowing us to generate early revenue while continuing development of our product line. At the end of 2019 we were positioned for an exponential growth year in 2020 with increased projected revenue and expanded product development which would have positioned us to scale the company in 2021. However, we were significantly impacted by the Covid-19 pandemic. As a company whose client population is healthcare institutions and providers we had minimal revenue in 2020 and 2021 and our client base was not ready to resume full client services until mid 2022. We were able to continue product development and maintain company infrastructure with prior revenue, adapting some of our products to a live-virtual and on-demand format, and with disaster relief funds from 2020 to mid 2022. We are positioned this year, 2023, to scale with the launch/release of new products/product updates and an increased client base. Past cash was primarily generated through sales (66%), investors (23%), and grants (11%).

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2023, the Company has capital resources available in the form of $57,008 cash on hand and client contracts.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations as we have other funds and capital resources that will be available in 2023. These funds, however, will allow us to scale and move product development forward faster, increasing our ability to build infrastructure, support increased clients and increase revenue.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, or will have in 2023, 37% will be made up of funds raised from the crowdfunding campaign, assuming we raise the maximum funding goal. This calculation does not take into account any funds the company may acquire during the course of the offering.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 22.0 months taking into account only the current available capital and projected 2023 sales with the minimum offering. This is based on a projected monthly burn rate of $79,600 for expenses related to salaries/benefits ($37,000), IT/development ($25,000), research/development ($7,000), office expenses/lease ($1500), legal ($2000), marketing/social media ($4000); SBA debt loan repayment ($3100).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 21.9 months taking into account only the current available capital and projected 2023 sales with the maximum offering. This is based on a projected monthly burn rate of $128,100 for expenses related to salaries ($67,000), IT/development ($35,000), research/development ($10,000), office expenses/lease ($2,500), legal ($3,000), marketing/social media ($7,500), SBA debt loan repayment ($3,100).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital outside of revenue.

Indebtedness

- **Creditor:** EIDL Loan
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: July 28, 2050

- **Creditor:** PPP loan
  Amount Owed: $71,300.00
  Interest Rate: 1.0%
  Maturity Date: April 13, 2025

- **Creditor:** Dawn Forbes
  Amount Owed: $25,253.00
  Interest Rate: 6.0%

Related Party Transactions

- **Name of Entity:** Dawn Forbes
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Principal amount on the loan is $25,253.
  Material Terms: Interest rate is 6% with no maturity date.

Valuation

Pre-Money Valuation: $5,799,534.48

Valuation Details:

The Company set its valuation internally without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company has no options or warrants outstanding. The Company has no shares reserved for issuance under a company equity incentive plan or convertible securities outstanding. In making this calculation, we have assumed that all preferred stock is converted to common stock.

NASCENDs valuation of $5.8M is based on an internally calculated discounted cash flow analysis using a rate of 18%. We used a 3 year projection for net incomes from projected sales of our certification, educational events, and apps/products less projected expenses. Sales projections are based on current and anticipated contracts for 2023 with a 42% increase in products/events and an increase to 22 hospital certifications/year as we scale over the next 3 years. Projected expenses are adjusted for a 17% annual increase in general and administrative expenses; increase in salary and benefit costs and product delivery cost as we build infrastructure and scale training/events; increase in capital expenses as the company grows and a decrease in product development cost offset by increased product validation costs. Our projections also include 12% sponsorship/grant support earmarked for product development currently in negotiations.

Business Partnerships & Relationships

We have a long-standing customer relationship with a national formula company that has provided a prior sponsorship in the amount of $473,000 and has used our educational services since 2017. This customer has provided NASCEND with reliable revenue from the purchase of our educational services. We have already generated revenue through this customer this year and anticipate further revenue generation through this relationship over the course of 2023. In addition, nationally, opioid settlements have yielded almost $51 Billion dollars distributed across all 50 states to support effective change for those individuals, communities, and healthcare systems impacted by the opioid crisis. Most notably, our population, opioid-exposed infants at risk for NAS, are specifically earmarked to receive funds. We have partnered with a major healthcare system in Kentucky for state opioid funds in excess of $560,000 to support a contract certifying their 5-hospital system. Success of this partnership will serve as a template for additional hospitals in any state to fund certifying their systems and providers. This monumental and historical funding opportunity through the opioid settlements has the potential to eliminate the barrier of cost and affordability for our customers for up to 18 years, the life of the settlements.

The Value of the Company's Assets

We have pending copyrights and trademarks that protect our technology, proprietary algorithms and intellectual property. All of which are incorporated into and are instrumental to our product line and services leading to initial and recurrent revenue and user licensing. Our proprietary algorithms and IP are what distinguish us and our outcomes from historical and competing approaches to care.

Market Growth & Trends

Healthcare markets are looking for innovative approaches to care for opioid-exposed infants to tackle the excessive hospitalizations, growing costs and overuse of healthcare resources. There is an increasingly prevalent mandate in healthcare to use fewer resources but still improve both provider and patient experience, compliance, and satisfaction while also improving infant outcomes. NASCEND, as a Certified B-Corp and a Public Benefit Corporation, is mission driven and can meet these market forces in a space that has tremendous media, political and societal attention.

Management's Prior Achievements & Success

NASCEND has successfully bootstrapped the majority of their product line through development and launch, even through the Covid-19 pandemic which effectively shut down our solely healthcare-based client population. We have done this with initial investors, sponsorship, and early revenue with our education events.

Our CEO is a board-certified neonatologist with 20 years' experience providing care for opioid exposed infants (OEI) and 10 years' experience working with and treating pregnant and early parenting women with opioid use disorder. She is a nationally recognized expert in the care and improved outcomes of OEI, a key opinion leader for

NAS and OEI and a national speaker. She has also been recognized as a Healthcare Hero and Innovator in 2020 from Louisville Business First and a Forbes Next 1000 Innovator to Watch in 2021. With her guidance NASCEND has been honored as a Canopy Top Social Impact Company and a Healthcare Business Review Top 10 Health Education Services Provider both in 2023. NASCEND has provided training and education for over 7000 healthcare providers in 38 states impacting more than 1.4M infants.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $14,992.68 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,199,995.32, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *IT development*
  24.0%
  We will use 24% of the funds raised for the development of an ERP platform and

data warehouse for management, integration and automation of all of our apps and training products/services, including admin, client and user dashboards; sales processes and marketing; centralization, monitoring and data collection from all digital products and training; centralization of all client patient level outcome data to establish a national registry of data/ demographics/ use patterns/ prevalence/ information/ outcomes/ and much more for substance use disorder in pregnancy and substance/opioid exposed infants. This will allow scalability and increased usability of our training and certification products while decreasing cost and time for implementation.

- *Research & Development*
  29.0%
  We will use 29% of the funds raised for market and customer research, new product development and market testing. Also product updates and EMR (electronic medical record) integration of applicable apps/technology at the hospital client level.

- *Company Employment*
  29.0%
  We will use 29 % of the funds to hire key personnel for daily operations, including the following roles: lead expert trainers, research staff, sales & marketing. Wages to be commensurate with training, experience and position.

- *Working Capital*
  11.5%
  We will use 11.5% of the funds for working capital to cover expenses for product expansion/updates as well as ongoing day-to-day operations of the Company.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://nascend.com/ (NASCEND.com/annual_report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nascend

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Nascend, PBC.

[See attached]

NASCEND PBC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Nascend PBC
Louisville, Kentucky

We have reviewed the accompanying financial statements of Nascend PBC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 1, 2023
Los Angeles, California

NASCEND PBC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	125,245	$	408,032
Total Current Assets		**125,245**		**408,032**
Property and Equipment, net		1,967		-
Intangible Assets		13,747		15,993
Total Assets	**$**	**140,958**	**$**	**424,025**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	53,492	$	100,306
Credit Cards		13,197		3,025
Current Portion of Loans and Notes		44,982		72,794
Other Current Liabilities		18,895		448
Total Current Liabilities		**130,566**		**176,573**
Promissory Notes and Loans		497,321		523,543
Total Liabilities		**627,887**		**700,116**
STOCKHOLDERS EQUITY				
Common Stock		2		-
Additional Paid in Capital		77,918		-
Shareholder Distribution		(275,050)		-
Members' Equity		-		(275,050)
Retained Earnings/(Accumulated Deficit)		(289,799)		(1,041)
Total Stockholders' Equity		**(486,929)**		**(276,091)**
Total Liabilities and Stockholders' Equity	**$**	**140,958**	**$**	**424,025**

See accompanying notes to financial statements.

NASCEND PBC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
Net Revenue	$	83,183	$	145,783
Cost of Goods Sold		-		-
Gross profit		83,183		145,783
Operating expenses				
General and Administrative		366,441		423,313
Sales and Marketing		5,500		-
Total operating expenses		371,941		423,313
Operating Income/(Loss)		(288,758)		(277,530)
Interest Expense		-		1,189
Other Loss/(Income)		-		(87,695)
Income/(Loss) before provision for income taxes		(288,758)		(191,024)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(288,758)**	**$**	**(191,024)**

See accompanying notes to financial statements.

NASCEND PBC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Additional Paid	Shareholder	Members'	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	In Capital	Distribution	Equity	(Accumulated Deficit)	Equity
Balance—December 31, 2020		**$ -**	**$ -**		**$ (414,635)**	**$ 189,982**	**$ (224,652)**
Members' Contribution		$ -			139,585		**$ 139,585**
Net income/(loss)						(191,024)	(191,024)
Balance—December 31, 2021	-	-	-		(275,050)	$ (1,041)	**$ (276,091)**
Capital contribution	-	-			77,920		77,920
Conversion from LLC into Corporation	234,609	2	77,918	(275,050)	197,130		-
Net income/(loss)						(288,758)	(288,758)
Balance—December 31, 2022	**234,609**	**$ 2**	**$ 77,918**	**$ (275,050)**	**$ -**	**$ (289,799)**	**$ (486,929)**

See accompanying notes to financial statements.

NASCEND PBC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(288,758)	$	(191,024)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		492		-
Amortization of Intangibles		2,247		1,898
Changes in operating assets and liabilities:				
Accounts Payable		(46,814)		100,306
Credit Cards		10,171		3,025
Other Current Liabilities		18,447		448
Net cash provided/(used) by operating activities		**(304,215)**		**(85,346)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(2,459)		-
Net cash provided/(used) in investing activities		**(2,459)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		77,920		139,585
Borrowing on Promissory Notes and Loans		(54,034)		342,043
Net cash provided/(used) by financing activities		**23,886**		**481,628**
Change in Cash		(282,787)		396,281
Cash—beginning of year		408,032		11,751
Cash—end of year	**$**	**125,245**	**$**	**408,032**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	1,189
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Nascend PBC was incorporated on March 4, 2022 in the state of Delaware. On October 19, 2022, the company merged with Nascend LLC, the company which was organized on September 18, 2016 in the state of Kentucky. The surviving company is Nascend PBC. The financial statements of Nascend PBC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Louisville, Kentucky.

NASCEND is an innovative clinical solution, education and certification company, enhanced by technology, that is dedicated to transforming the quality of care and medical outcomes of opioid-exposed infants (OEI). Our approach is based on measurable outcomes across the continuum of care, from pregnancy to pediatrics, that shifts back revenue and critical cost savings to all NICU levels. We train and certify hospitals and individual providers caring for women and infants affected by maternal substance use disorder (SUD). Through data-driven apps and certified evidence-based live, online and virtual training we help healthcare providers standardize the care for NAS and deliver better outcomes. Our nurse driven, infant focused, and comfort first care modalities integrated with our proprietary apps for assessment, treatment, and advanced comfort, offer actionable guidelines and resources that standardize and improve care for any nursery or NICU.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $154,809, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its trademark and filing fees, which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

Nascend PBC is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the data-driven apps and certified evidence-based live and providing of online and virtual training.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $5,500 and $0, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 1, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Tax Payable	858	448
Accrued Interest	18,037	-
Total Other Current Liabilities	**$ 18,895**	**$ 448**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computer Equipment	$ 2,459	$ -
Property and Equipment, at Cost	**2,459**	**-**
Accumulated depreciation	(492)	-
Property and Equipment, Net	**$ 1,967**	**$ -**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022 and 2021 was in the amount of $492 and $0, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Trademark	$ 22,465	$ 22,465
Intangible assets, at cost	**22,465**	**22,465**
Accumulated amortization	(8,719)	(6,472)
Intangible assets, Net	**$ 13,747**	**$ 15,993**

Entire intangible assets have been amortized. Amortization expenses for trademarks for the fiscal year ended December 31, 2022 and 2021 was in the amount of $2,247 and $1,898, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2022:

Period	Expense
2023	$ (2,247)
2024	(2,247)
2025	(2,247)
2026	(2,247)
Thereafter	(4,760)
Total	**$ (13,747)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 234,609 and 0 stock were issued and outstanding, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
DDL Loan	$ 500,000	3.75%	7/24/2020	7/24/2050	$ 18,750	45,719.18	$ 29,832	$ 472,068	$ 547,619	$ 18,750	$ 26,969	$ -	$ 501,900	$ 528,869
PPP loan	$ 71,300	1.00%	4/13/2020	4/13/2022	$ 713	1,938	$ 15,150	$ -	$ 17,088	$ 713	$ 1,225	$ -	$ 21,643	$ 22,867
Dawn Forbes, Loan Payable	$ 25,253	6.00%	10/19/2022	No contract in place	$ 303	303	$ -	$ 25,253	$ 25,556	$ -	$ -	$ 72,794	$ -	$ 72,794
Total					$ 19,766	$ 47,960	$ 44,982	$ 497,321	$ 590,263	$ 19,463	$ 28,194	$ 72,794	$ 523,543	$ 624,530

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 44,982
2024	29,832
2025	29,832
2026	29,832
2027	29,832
Thereafter	377,993
Total	**$ 542,303**

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (75,077)	$ -
Valuation Allowance	75,077	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (75,077)	$ -
Valuation Allowance	75,077	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $288,758, and the Company had state net operating loss ("NOL") carryforwards of approximately $288,758. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through May 1, 2023, which is the date the financial statements were available to be issued.

On April 21, 2023, the company amended its articles of incorporation to authorize the issuance of 9,642,101 shares of Common Stock, with a par value of $0.00001 per share, 120,134 shares of Non-Voting Common Stock with a par value of $0.00001 per share, 237,765 shares of Preferred Stock, with a par value of $0.00001 per share. During 2023, 234,609 shares of Preferred Stock were issued to the existing shareholders.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $288,758, an operating cash flow loss of $304,215, and liquid assets in cash of $125,245, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

NASCEND is not live or open to the public at this moment.

INVEST IN NASCEND TODAY!

The New Paradigm of Care for NAS

NASCEND is a certified B Corp that provides technology-enhanced education, training and certification for healthcare systems and providers caring for opioid exposed infants (OE...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


NASCEND
An innovative clinical solution, education and certification company

$0 Raised

Invest Now
$12.36 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$247.20	$5.8M

REASONS TO INVEST

- $54 Billion Reasons In 1: Nationally, historic opioid settlement funds are available, targeting the growing opioid epidemic with an emphasis on infants affected by NAS. Our strategy partners us with healthcare systems across the US to pursue these funds to implement our Certification Program, eliminating the barrier of cost and affordability for our customers, expediting implementation, and ensuring success for NASCEND, for up to 18 years, the life of the settlements.
- Standardizing Care: Addressing major gaps in the care of OEI's, we believe our innovative, technology-enhanced solution could become the national standard of care for OEI's, leading to improved outcomes, decreased cost, and generating new revenue in the most underfunded and minimally resourced healthcare systems.
- Changing Lives Is A Pretty Incredible ROI: Your investment can lead to real change in healthcare and make a real difference for OEI's, their families, and the communities we all live in.

THE PITCH

The New Paradigm of Care for NAS


An innovative solution dedicated to
Transforming the quality of care of opioid-exposed infants (OEI)

NASCEND, a public benefit corporation, is an innovative clinical solution, education, and certification company dedicated to transforming the quality of care and medical outcomes of OEI's. Our research suggests NASCEND's NAS Certification Program (NNCP) with AssessPro, our proprietary assessment and treatment app, improves outcomes, decreases cost, and standardizes care for infants while generating revenue for healthcare systems. To date, NASCEND has provided training and education to over 7000 healthcare providers in more than 38 states, resulting in an impact on the care of more than 1.4 million infants and their families.

Not to brag, but...

- Our training consistently receives a 5/5 rating from 98%+ of the attendees
- We have certified 3 early adopter healthcare systems, with 5 in contract negotiation and in preliminary talks with 8 additional systems
- We are a public benefit corporation, a Certified B-Corp and KY Canopy Certified
- We were awarded the Canopy Top Social Impact Award for 2023
- We were selected as a Healthcare Business Review Top 10 Health Education Service Providers in 2023
- Our leader, Dr Forbes, was recognized as a Forbes 1000 Entrepreneurs to Watch in 2021


7,000+
Healthcare Providers in 38+ States Trained and Educated
1.4M+
Infants and Their Families Impacted

THE PROBLEM & OUR SOLUTION

We are here to improve early outcomes for opioid-exposed infants across the continuum of care

The US opioid crisis impacts healthcare, pregnancy, newborns, and communities. A comprehensive solution covering the continuum from pregnancy to early pediatric follow-up is needed to address this complex problem.

Seven percent of pregnant women report opioid use resulting in almost 23,000 infants born each year with Neonatal Abstinence Syndrome (NAS), a multi-system withdrawal syndrome. Many of these infants will be distressed and have difficulty feeding, sleeping, and consoling and may require opioid-based medication and a prolonged hospital stay. Many of the Level 1 and 2 nurseries, which are frequently located in rural areas and serve larger opioid-affected populations, are often underfunded and minimally resourced to care for these infants (Source). In addition, there is a national lack of standardization in care, assessment, and treatment for OEI's, leading to variable and concerning outcomes.


NNCP with AssessPro
Closing the clinical gap with standardized care
79% Decrease in Pharmacological Treatment and NICU Admissions
50% Decrease in Length of Treatment
$15K Decrease in Cost of Care for OEI per Infant

We believe our NNCP with AssessPro is the answer to this clinical gap, providing standardized care and an easy-to-use app that guides an objective assessment and provides real-time, responsive treatment recommendations with a comfort-first algorithm. The NNCP reduces the need to treat, the length of treatment, and the overall length of stay while decreasing the cost of care.

> "This company is on a mission to transform lives, one infant, one needy family at a time. You can feel good about sharing your dollars with a mission driven, national expert led, female physician founded company working to improve health care outcomes! If you care about the drug epidemic and advancing the next generation, you should support NASCEND."
>
> Talley Russell, Investor and Board Member of NASCEND

In fact, our 18-month outcomes are better than our QI data with a less than 10% need to treat (79% reduction) and a length of stay for treated infants at less than 13 days (37% decrease) with an average of 8 days of opiate treatment (50% decrease).

Our hospital and provider level certification (NNCP) with technology has a 3-year recertification and an annual technology licensing fee that generates our initial and recurrent revenue.

NASCEND Products & Services

Our NNCP delivers a cutting edge, comprehensive and multidisciplinary platform with technology, live/live-virtual and on-demand training, evidence-supported guidelines, and family-focused interventions. Our certification is third party credentialed with turn-key implementation providing advanced comfort measures, music integration, proprietary newborn assessment, responsive treatment algorithm, and growth optimization for all levels of newborn care.


NNCP
NAS Certification Program
Engaging Early Adopter Systems
NASCEND Learn
On-Demand Learning Management System in use nationally
NASCEND PocketCards
Informational cards sold nationally
AssessPro
Easy-to-use assessment and treatment app providing real-time, responsive recommendations with a comfort-first algorithm
NASCEND Lullaby
Music integration app that improves infant feeding, sleep and consolability. Features real-time karaoke and the ability to create, sing, and record your own, original lullabies.

THE MARKET & OUR TRACTION

Addressing the lack of standardization while realigning care with value and revenue

NASCEND is uniquely positioned in the healthcare space to address the industry's demand for standardization in care and provide a better assessment with real-time, individualized treatment guidelines accessible to any level NICU or nursery.



OUR OUTCOMES: NASCEND Certified Hospitals
Outcomes Before & After NNCP for OEI's
Length of Stay
Length of Treatment
Need to Treat
Days
%
7.4d
37% Decrease
20.2
12.8
7.9d
50% Decrease
15.9
8.0
43%
79% Reduction
9%
Before NNCP
After NNCP

By partnering with healthcare systems and managed care organizations (MCOs) we anticipate quickly scaling in both hospital training and annual revenue. Ideally, this means certifying 20 hospitals annually.

In addition, historic opioid settlement funds are available nationally, targeting the growing opioid epidemic with an emphasis on infants affected by NAS. Our strategy partners us with healthcare systems, MCOs, and other healthcare organizations across the US to pursue these funds to implement our Certification Program. This will eliminate the barrier of cost and affordability for our customers, expedite implementation, and ensure long-term success for NASCEND.



Partnering with healthcare systems and managed care organizations (MCOs)
Targeting level 1 and 2 NICU/ nurseries who need our services most

Our Traction:

- We developed and launched 2 apps, a national Certification Program, 3 additional product lines of training/education, and numerous educational products
- We have certified 3 early adopter healthcare systems, with 5 in contract negotiation and in preliminary talks with 8 additional systems
- We have 18-month outcomes from our 1st certified hospital (publication pending) which shows better performance than our QI data
- We launched our national validation study for AssessPro in April 2023
- We engaged lobbyists, strategists, and grant experts to support healthcare systems in pursuit of opioid abatement funding to expedite NNCP implementation

WHY INVEST

Changing Lives Is A Pretty Incredible ROI

Join us to help babies, improve outcomes, and make a difference. Together we can improve the lives of generations of infants and address a major societal and healthcare problem.



Invest in NASCEND today
Join us in improving the lives of infants and addressing a major societal and healthcare problem

Using a comfort-first, infant-focused, family-engaged, nurse-driven Certification with technology we can standardize care, decrease costs, and generate revenue in the most underserved areas.

NASCEND is at the point of validating, optimizing, and scaling our products with the goal of large-scale distribution in the next 18-24 months. This raise will advance product development, support infrastructure expansion, and allow strategic growth including:

- Complete and publish our national, multisite AssessPro validation clinical trial
- Develop and launch our next-generation AssessPro taking it from an iOS to a web-based app
- Develop and launch our all-inclusive product platform for fully integrated training and monitoring with a national database
- Increase trainer/educator infrastructure
- Continue lobbyist, strategist, and grant support for opioid funds, advocacy, & policy

Join us today—make a difference—invest in NASCEND.

ABOUT

HEADQUARTERS
710 Barrett Ave
Louisville, KY 40204

WEBSITE
View Site

NASCEND is a certified B Corp that provides technology-enhanced education, training and certification for healthcare systems and providers caring for opioid exposed infants (OEI). Generating revenue since 2017, we have launched 2 proprietary apps and will be launching the second generation of each of these apps in the next 6 months. We anticipate having our entire line of educational products and services in-market by the end of 2023.

TEAM



Kathryn Dawn Forbes, MD
CEO, Founder & Sole Director

Dr. Dawn Forbes is the founder and CEO of NASCEND, a Certified B Corporation created to advance better outcomes for infants and families affected by maternal substance use through education, certification and technology. Dr. Forbes is board certified in both neonatal-perinatal medicine and pediatrics, providing care for sick newborns; and treatment, education and counseling for pregnant and early parenting women with substance use disorder

A nationally recognized expert in the care and improved outcomes of opioid exposed infants, Dr Forbes serves as the visionary and lead developer for training, education and technology products for NASCEND.

Dr Forbes has received several honors including the MediStar Leadership in Healthcare Award from Medical News in 2019; Healthcare Hero recognition, receiving the Innovator Award from Business First Louisville in 2020; and most recently she was recognized as a member of the Forbes Next 1000 for 2021 as an entrepreneur to watch.



Alexa Doyle
Executive Assistant

Alexa is the executive assistant to Dr. Dawn Forbes and serves as the liaison between Dr Forbes and all team members. She supports NASCEND with a broad range of administrative tasks such as internal and external communications, project management, calendar and travel coordination, and organizing resources to improve office function.



William J Ryan, Ph. D.
Education & Tech Consultant

Bill provides strategic and technical guidance to develop and impact talent through learning and performance solutions. He supports NASCEND's initiatives centered on learning technology ranging from LMS implementation, clinical performance support systems and curriculum development.

Bill works approximately 5-15 hrs/week for NASCEND.



Beth Dlutowski
Operations & Business Consultant

Beth is an experienced senior executive and certified project management professional with strong operational and P&L expertise. She provides operations and strategic planning for NASCEND.

Beth works approximately 10-20 hrs/week for NASCEND.



Weston Burchett
Director of Technology Strategy

Weston has a decade of experience helping companies solve problems that occur within the nexus of complex technical, business, and engineering challenges. Specializing in software-based solutions and business process integrations, he drives cost-savings and increases efficiency for NASCEND while ensuring the customer experience and level of service are continually improving.

Weston works approximately 5-15 hrs/week for NASCEND.

TERMS

NASCEND

Overview

PRICE PER SHARE
$12.36

VALUATION
$5.8M

FUNDING GOAL
$15k - $1.2M

Breakdown

MIN INVESTMENT
$247.20

OFFERING TYPE
Equity

MAX INVESTMENT
$1,199,995.32

SHARES OFFERED
Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
1,213

MAX NUMBER OF SHARES OFFERED
97,087

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Loyalty bonus:

Friends of NASCEND will receive an additional 10% bonus shares

Time-Based Perks

First Investors - Invest within the first 72 hours and receive 15% bonus shares

Early Investors Week 1- Invest within the first week and receive 10% bonus shares

Early Investors Week 2 - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Premier Tier Perk — Invest $500+ and receive 3% bonus shares

Elite Tier Perk — Invest $1,000+ and receive 5% bonus shares

Diamond Tier Perk — Invest $5,000+ and receive 7% bonus shares

Platinum Tier Perk — Invest $10,000+ and receive 10% bonus shares

Envoy Tier Perk — Invest $50,000+ and receive 15% bonus shares + an invitation to join our board of advisors

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

NASCEND, PBC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $12.36 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $1,236. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and NASCEND'S Friends Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

PRESS


NEXT
1000
HONOREE

Forbes

Forbes NEXT 1000: The Upstart Entrepreneurs Redefining the American Dream

View Article



Healthcare Business Review

Healthcare Business Review: Top 10 Health Education Services Provider 2023

View Article



Canopy

Canopy Top Social Impact Award 2023

View Article

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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED & RESTATED CERTIFICATE OF INCORPORATION OF NASCEND PBC

A DELAWARE PUBLIC BENEFIT CORPORATION

Nascend PBC, a public benefit corporation organized and existing under the General Corporation Law of the State of Delaware (the "***Corporation***"), hereby certifies as follows:

A. The original Certificate of Incorporation of the Corporation, formerly named Nascend Inc., was filed with the Secretary of State of Delaware on March 3, 2022. The original Certificate of Incorporation was subsequently amended and restated on November 23, 2022.

B. The Second Amended and Restated Certificate of the Corporation in the form attached hereto as Exhibit A has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

C. The text of the Certificate of Incorporation is amended and restated to read in full as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 21st day of April, 2023.

NASCEND PBC

DocuSigned by:

By: Kathryn Dawn Forbes
6B40707AB07B499...
Kathryn Dawn Forbes, *President & CEO*

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:40 PM 04/21/2023
FILED 05:40 PM 04/21/2023
SR 20231576088 - File Number 6654321

EXHIBIT A

FIRST: The name of the public benefit corporation is Nascend PBC (the "***Corporation***").

SECOND: The address of its registered office in the State of Delaware is 16192 Coastal Highway, in the City of Lewes, County of Sussex, State of Delaware 19958. The name of its registered agent at such address is Harvard Business Services, Inc.

THIRD: The Corporation shall be a public benefit corporation as contemplated by Subchapter XV of the Delaware General Corporation Law (the "***DGCL***"), or any successor provisions, that it is intended to operate in a responsible and sustainable manner and to produce a public benefit or benefits, and is to be managed in a manner that balances the stockholders' pecuniary interests, the best interests of those materially affected by the corporation's conduct and the public benefit or benefits identified in this Certificate of Incorporation. If the DGCL is amended to alter or further define the management and operation of public benefit corporations, then the Corporation shall be managed and operated in accordance with the DGCL, as so amended. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL. The specific public benefit purpose of the Corporation is to produce a positive effect (or a reduction of negative effects) for society and persons by improving outcomes for infants and families affected by maternal substance use disorder ("***SUD***") and related activities intended to promote knowledge, stimulate discussion, raise awareness, and generate funds to support research, strategic partnerships, ventures, technology, education, charitable and other activities, as the Board of Directors may from time to time determine to be appropriate and within the Corporation's overall purpose and mission.

FOURTH: The total number of shares of all classes of stock, which the Corporation shall have authority to issue is 10,000,000, consisting of: (a) 9,642,101 shares of Common Stock, with a par value of $0.00001 per share (the "***Common Stock***"); (b) 120,134 shares of Non-Voting Common Stock, with a par value of $0.00001 per share (the "***Non-Voting Common Stock***"); and (c) 237,765 shares of Preferred Stock, with a par value of $0.00001 per share (the "***Preferred Stock***"). As of the effective date of this Second Restated Certificate, all shares of Preferred Stock of the Corporation are hereby designated (the "***Series 1 Preferred Stock***"). Subject to the rights of the holders of the Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon.

A. COMMON STOCK; NON-VOTING COMMON STOCK. The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock and Non-Voting Common Stock.

1. **Dividends**. Subject to the rights of any holders of any shares of Preferred Stock, the holders of the Common Stock and Non-Voting Common Stock shall be entitled to the payment of dividends, when and as declared by the Board of Directors of the Corporation, out of any funds legally available and to receive other distributions in cash, stock or property from the Corporation. Any dividends declared by the Board of Directors to the holders of the then outstanding Common Stock and Non-Voting Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares of Common Stock and Non-Voting Common Stock held by each such holder as of the record date of such dividend, as if the two classes of stock constituted a single class.

2. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales**. Upon a Deemed Liquidation Event, whether voluntary or involuntary, and after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights

of any holder of the Preferred Stock, having preference over or the right to participate with the Common Stock (including Non-Voting Common Stock) with respect to the distribution of assets of the Corporation upon such event, the holders of Common Stock and Non-Voting Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

3. <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock shall vote together with the holders of the Preferred Stock, as if the two classes of stock constituted a single class. Except as otherwise required by law, each share of Non-Voting Common Stock shall not entitle the holder thereof to any voting rights, including, but not limited to, any right to approve any increase or decrease (but not below the number of shares then outstanding) in the number of authorized shares of Non-Voting Common Stock irrespective of the provisions of Section 242(b)(2) of the DGCL, or to have any right to be represented at, or to receive notice of, any meeting of stockholders of the Corporation. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon and no vote of the holders of either the Common Stock or the Preferred Stock voting separately as a class shall be required therefor.

B. PREFERRED STOCK. The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series 1 Preferred Stock.

1. **<u>Dividends and Preference</u>**. The holders of the Series 1 Preferred shall be entitled to receive dividends at the rate of five percent (5%) per annum, when and as declared by the Board of Directors, in its sole discretion, out of any funds legally available therefor. All such dividends shall accrue and shall be prior and in preference to any declaration or payment of any dividend (payable in consideration other than issuance of Common Stock) or other distribution on any other class or series of Preferred Stock or the Common Stock of the Corporation. Such dividends shall be non-cumulative and shall not be payable in respect of any dividend period for which the Board of Directors has not declared dividends on such shares. The amount of dividends payable for any period that is shorter or longer than a full annual dividend period shall be computed on the basis of a 365-day year. The dividends on the Series 1 Preferred shall be payable at the sole discretion of the Board of Directors, as long as shares of Series 1 Preferred are outstanding, but only when and if declared by the Board of Directors.

2. **<u>Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>**.

2.1 **<u>Payments to Holders of Preferred Stock</u>**. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holder of each Series 1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and/or out of the consideration payable to stockholders in the event of a Deemed Liquidation Event, before any payment shall be made to the holders of any Common Stock by reason of their ownership thereof, an amount equal to the greater of (i) the amount such Series 1 Preferred stockholders paid to the Corporation for such Series 1 Preferred Shares, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series 1 Preferred Stock been converted into Common Stock, immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "***Series 1 Liquidation***

Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of Series 1 Preferred Shares the full amount to which they shall be entitled under this Section 2.1, the holders of Series 1 Preferred Shares shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 **Payments to Holders of Preferred Stock and Common Stock**. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, after the payment in full of all Series 1 Liquidation Amounts required to be paid to the holders of Series 1 Preferred Shares, under Section 2.1, the remaining funds and assets available for distribution to the stockholders of the Corporation, or in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series 1 Preferred stock pursuant to Section 2.1, or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the aggregate number of shares held by each such holder.

2.3 **Deemed Liquidation Events**. Each of the following events is a "*Deemed Liquidation Event*":

2.3.1 a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 2.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

2.3.2 the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

3. **Voting**. The holders of the Series 1 Preferred Stock are entitled to one vote for each share of Series 1 Preferred Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The holders of the Series 1 Preferred Stock will vote together with the holders of the Common Stock, as if the two classes of stock constituted a single class. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital

stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

4. __Redeemed or Otherwise Acquired Shares__. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

5. __Waiver__. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

FIFTH: No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

SIXTH: The name of the sole incorporator is Kathryn Dawn Forbes (the "***Incorporator***"). The Incorporator's mailing address is 626 E Main Street, #102, Louisville, KY 40202. The powers of the Incorporator shall expire upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware.

SEVENTH: The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the Directors are hereby empowered to exercise all such powers and do all such acts and thing as may be exercised or done by the Corporation. The number of Directors and their terms shall be as provided in the Bylaws. The Directors of the Corporation shall be elected in the manner described in the Bylaws of the Corporation and need not be by written ballot, unless otherwise stated in the Bylaws of the Corporation.

EIGHTH: In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors are expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

NINTH: The liability of the Directors for monetary damages for breach of fiduciary duty as a Director shall be eliminated to the fullest extent under applicable law.

Any disinterested failure to satisfy Section 365 of the DGCL shall not, for the purposes of Section 102(b)(7) or 145 of the DGCL, constitute an act or omissions not in good faith, or a breach of the duty of loyalty.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) Directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested Directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article NINTH to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

Any repeal or modification of this Article NINTH shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or Director under this Article NINTH in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

TENTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the laws of the State of Delaware) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ELEVENTH: The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation or Bylaws of the Corporation, from time to time, to amend the Certificate of Incorporation or any provision thereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a Director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are subject to such right of the Corporation.

TWELFTH: The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

Pursuant to Section 366(b) of the DGCL, the Corporation shall no less frequently than biennially provide its stockholders a statement as to the Corporation's promotion of the public benefits identified in this Certificate of Incorporation and of the best interests of those materially affected by the Corporation's conduct. The statement shall include: (1) The objectives the Board of Directors has established to promote such public benefit or public benefits and interests; (2) The standards the Board of Directors has adopted to measure the Corporation's progress in promoting such public benefit or public benefits and interests; (3) Objective factual information based on those standards regarding the Corporation's success in meeting the objectives for promoting such public benefit or public benefits and interests; and (4) An assessment of the Corporation's success in meeting the objectives and promoting such public benefit or public benefits and interests.

* * *

EXHIBIT G TO FORM C

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EQUITY CROWD FUNDING

Raising capital from a crowd of customers, friends, and adventurous investors in the StartEngine community through the sale of securities (non-voting shares).



No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.